Exhibit 99.1

Nano Dimension Collaborates with Emona Instruments to
Distribute Nano Dimension’s 3D Printer in Australia

NESS ZIONA, Israel, August 3, 2017 - Nano Dimension Ltd., a leader in the field of 3D printed electronics (NASDAQ, TASE: NNDM), announced today that its wholly owned subsidiary, Nano Dimension Technologies Ltd., intends to collaborate with Emona Instruments Pty Ltd, a leading supplier of electronic test and measuring instruments, 3D printers and additive manufacturing solutions to develop the commercial and service infrastructure to commence sales of the DragonFly 2020 3D printer in Australia.

The Emona Group of companies was established in 1979. Emona’s operations combine imports, manufacturing and exports, with offices around Australia and international sales offices in Auckland, New Zealand and Denver, USA. Recognized in numerous industry and government awards, Emona’s electronics industry client base covers manufacturing, education, defense and government sectors. Over the last two years, the Emona Group has been expanding its footprint with diversification into specialized 3D printing and additive manufacturing solutions.

“Emona Instruments has approximately 40 years of experience in meeting the needs of the Australian electronics manufacturing industry, and more recently, Australia’s 3D printing communities,” said Simon Fried, Chief Business Officer of Nano Dimension. “We are delighted to collaborate with them as we introduce this exciting technology.”

“Emona Instruments sees great potential for this technology in the Australian market,” said Mark Breznik, Marketing Manager of Emona Instruments. “More agile hardware development by leveraging truly 3D printed electronics is a significant capability for the electronics community.”

About Emona Instruments Pty

Emona Instruments Pty is a leading supplier of electronic and electrical test and measuring instruments in Australia, as well as engineering teaching equipment and additive manufacturing systems in Australia and New Zealand, and design, manufacture and export world-wide of Emona TIMS telecommunications training systems.

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing technology company. Nano Dimension is disrupting, shaping and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, we are using forward-looking statements in this press release when we discuss collaboration with Emona Instruments Pty and the potential of such collaboration. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com